TRIBAND ENTERPRISE CORP.
                          QUARTERLY AND YEAREND REPORT
                                 BC FORM 51-901F
                     SCHEDULE B - SUPPLEMENTARY INFORMATION
                                AUGUST 31, 2004
================================================================================

(1)   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

      During the nine-month period ended August 31, 2004, the Company incurred exploration and property costs of $ 456,875 (2003: $26,609).

                                                       2004              2003
                                                       ----              ----
Amata Project, Peru:     Acquisition payments     $     380,580    $
                         Taxes                           50,235               --
                         Consulting                       6,645               --

Nevada properties        Claim fees                       7,696            3,231
                         Option payment                  11,719           23,378
                                                  ------------------------------

                                                  $     456,875    $      26,609
                                                  ==============================

      Refer to Note 4 to the annual audited consolidated financial statements and note 4 to the accompanying interim consolidated financial statements.

(2)   RELATED PARTY TRANSACTIONS:

      a) The Company paid $45,000 (2003 - $45,000) for consulting fees to a company controlled by a director.

      b)    During the period, $5,350 (2003 - $ nil) was repaid to the Company.

      c) Rent of $3,996 (2003 - $ nil) was paid to a Company controlled by a director.

      c) Shares for debt settlement (see 3a below) included related parties as follows:

                  Kathleen Martin - Corporate consultant, received 10,417 shares in settlement of debts of $2,500.

                  Jerry Pogue - Director, received 8,333 shares in settlement of debts of $2,000.

                  Gary Freeman - Director, received 20,000 shares in settlement of debts of $4,800.

      d) Private placements (see 3a below) included related parties as follows:

                  G.F. Consulting Corp. - purchased 100,000 units at $0.24.

                  Gary Freeman - purchased 200,000 units at $0.24.

                  Jerry Pogue. - purchased 300,000 units at $0.24.

                  G.F. Consulting Corp. - purchased 150,000 units at $0.27.

                  Amergold Investments Inc. - purchased 200,000 units at $0.54

                  Gil Atzmon - purchased 15,000 units at $0.54

(3A)  SUMMARY OF SECURITIES ISSUED DURING THE PERIOD:

      Date        Type             Type of Issue               Number          Price         Proceeds    Consideration   Issue Costs
     -------    --------     -----------------------------   ---------     -----------    -------------  --------------  -----------
     2/9/04      Shares      Debt settlement                    84,583     $     0.240    $      20,300  Debt reduction     Nil
     2/23/04     Shares      Private placement                 850,000     $     0.240    $     204,000       Cash          Nil
     2/23/04    Warrants     Private placement                 425,000     $     0.350    upon exercise                     Nil
     3/15/04     Shares      Private placement               2,500,000     $     0.270    $     675,000       Cash          Nil
     3/15/04    Warrants     Private placement               1,250,000     $     0.350    upon exercise                     Nil
     3/15/04     Shares      Exrcise of warrants                25,000     $     0.600    $      15,000       Cash
     3/31/04     Shares      Exrcise of warrants                25,000     $     0.600    $      15,000       Cash          Nil
     5/19/04     Shares      Private placement               3,000,000     $     0.540    $   1,620,000       Cash          Nil
     5/19/04    Warrants     Private placement (1st close)   1,500,000     $     0.800    upon exercise                     Nil
     5/31/04     Shares      Exrcise of warrants                59,500     $     1.200    $      71,400       Cash          Nil
     6/24/04     Shares      Exrcise of warrants                25,000     $     0.350    $       8,750       Cash          Nil
     6/28/04     Shares      Exrcise of warrants                25,000     $     0.600    $      15,000       Cash          Nil
     6/28/04     Shares      Private placement (2nd close)      10,000     $     0.540    $       5,400       Cash          Nil
     7/29/04     Shares      Property acquistion               200,000     $     1.220    $     244,000     Property        Nil

(3B)  SUMMARY OF OPTIONS GRANTED DURING THE PERIOD:

Date Granted    Number              Optionee              Price      Expiry Date
------------   -------              --------            ---------    -----------
  1/29/04       35,000            Gary Freeman          $    0.25      1/29/09
  1/29/04       25,000             Jerry Pogue          $    0.25      1/29/09
  1/29/04       20,000          Michael Bartlett        $    0.25      1/29/09
  1/29/04       20,000             Gil Atzmon           $    0.25      1/29/09
  1/29/04       20,000      St. Andrews Finance, Ltd.   $    0.25      1/29/09
               -------
               120,000
               =======

(4)   SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD:

      A)    AUTHORIZED SHARE CAPITAL: Unlimited number of Common Shares without par value
                                      Unlimited  number of Preferred Shares,
                                      issuable in series

      B)    ISSUED SHARE CAPITAL:     8,953,642 Common Shares
                                      ($7,889,366 recorded value)

      C)    OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING:

                                                                        Recorded
                 Security        Number       Price       Expiry Date    Value
                 --------        ------     ----------    -----------   --------
                  Options        35,000     $    0.250      2/27/07       Nil
                  Options        43,750     $    0.250      2/24/08       Nil
                  Options       120,000     $    0.250      1/29/09     $20,160
                 Warrants        12,500     $    0.600      12/3/04       Nil
                 Warrants       225,000     $    0.420     11/27/05       Nil
                 Warrants       400,000     $    0.350      8/26/05       Nil
                 Warrants      1,225,000    $    0.350      3/15/06       Nil
                 Warrants      1,505,000    $    0.800      5/14/06       Nil


      Also refer to Note 5 to the accompanying unaudited consolidated financial statements.

      D)    SHARES SUBJECT TO POOLING OR ESCROW AGREEMENTS: Nil

(5)   LIST OF DIRECTORS AND OFFICERS AT END OF THE PERIOD:

      Gary R. Freeman, Director and President
      Jerry G. Pogue, Director
      Michael L. Bartlett, Director
      Gil Atzmon, Director, Secretary